Exhibit 99.1

Press Release

RedHill Biopharma Announces Operational Highlights and First Half 2026 Financial Results

Executing a full strategic portfolio reset, RedHill is now a stronger commercial entity with Rebyota® and Clenpiq®, two established FDA-approved gastrointestinal (GI) brands that generated $37.5 million in 2025 net sales under Ferring Pharmaceuticals (“Ferring”), an advanced late-stage pipeline and a fully-controlled commercial infrastructure with capacity for portfolio expansion

TEL AVIV, Israel and RALEIGH, NC, September 30, 2026, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported operational highlights and financial results for the six months ended June 30, 2026.

Commercial portfolio update:

●	$12 million upfront payment to Ferring for the acquisition of commercialization rights to Rebyota® and Clenpiq®, fully funded by the $18 million received upfront for the Talicia® divestment
●	Transactions strengthen liquidity, provide potential growth and expansion opportunities and enable addition of complementary revenue-generating products
●	RedHill’s lean commercial infrastructure supports delivery of significant synergies with capacity for further portfolio extension

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “We have executed on two major transactions that unlock significant value and fuel our capacity for growth. The acquisition of commercial rights to Rebyota® and Clenpiq®, funded by sale of Talicia, improves our liquidity position and provides us with control to drive increased revenues, identify additional complementary revenue-generating products and support ongoing development of our assets. We are now focused on the rapid and smooth transition of Rebyota® and Clenpiq® into RedHill, utilizing our lean and efficient commercial team, which is already well positioned and deeply embedded in the U.S. GI market.”

Mr. Ben-Asher continued: “Looking forward to the second half of 2026 and beyond, we also aim to progress our R&D development projects, which provide compelling opportunities in areas of significant unmet need, including multiple oncology indications, Crohn’s disease and other GI-associated conditions and Ebola virus disease (EBOV). In oncology, opaganib has been granted the U.S. Food and Drug Administration’s rare pediatric disease designation for neuroblastoma, with potential to receive an accompanying Priority Review Voucher. Furthermore, new preclinical data supportive of opaganib add-on therapy in neuroblastoma and triple negative breast cancer was presented at AACR, while recruitment continues into the Bayer-supported Phase 2 study of opaganib and darolutamide in advanced castrate resistant prostate cancer. Progress has also been made on key aspects of our Phase 2-ready Crohn’s program with RHB-204, potentially the first ever in a wholly MAP-positive population, with in vitro assay data demonstrating RHB-204’s comparable MAP killing to RHB-104. Meanwhile,

RHB-102 continues its late-stage development for oncology support and GI indications including GLP-1/GIP-associated GI intolerance.”

Commercial focus:

Following the divestment of RedHill’s 70% stake in Talicia for $18 million in upfront cash, plus up to $35 million in potential worldwide net sales milestone payments, the Company has acquired for an upfront cash payment of $12 million, plus future milestones and tiered royalties, the exclusive global and U.S. commercialization rights to Rebyota® and Clenpiq®, respectively, two synergistic, revenue-generating, FDA-approved GI drugs that together generated approximately $37.5 million in 2025 net sales under Ferring.

With a growing medical need, the potential for expanded indications and territories, and an experienced and efficient commercial infrastructure that is highly established within the GI market, these two new assets provide RedHill with a stronger commercial engine for revenue growth, in both the U.S. and other new territories, with potential for further added value through acquisition of additional complementary revenue-generating products.

Rebyota:

Rebyota is a proprietary, first and only single-dose FDA-approved Fecal Microbiota Transplant (FMT) for prevention of recurrent Clostridioides difficile (C. diff) infection (rCDI) in individuals 18 years of age and older following antibiotic treatment for rCDI. FDA-approved in 2022, it generated approximately $16.9 million in U.S. net sales in 2025 through its clinical profile, broad coverage and established customer base.

C. diff (CDI) infection is a distressing and life-threatening condition, being the most common cause of healthcare-associated (HA) diarrhea in developed countries1. An estimated 3.6 million cases of CDI occur globally each year, including approximately half a million cases in the U.S. 30,000 Americans die every year due to CDI2, with a global mortality rate of 1-in-10, rising to almost 1-in-3 in high-risk settings1. In the U.S., up to approximately 165,000 CDI cases result in one or more recurrences3, indicating the need for use of prevention strategies.

Rebyota’s one-time administration, which requires no fasting, bowel prep or extended treatment timeframe, has demonstrated more than a 70% success rate at preventing rCDI4. An aging population and accompanying increasing hospital-acquired vulnerabilities will likely increase this need. A streamlined ordering and reimbursement process is already in place for physicians, and broad and improving U.S. payer coverage means that 93% of lives have coverage including 43% with coverage after 1st recurrence5.

Rebyota, which was granted, Breakthrough Therapy and Orphan Drug designations, with exclusivities and other patent protections that could run to 2036, provides multiple growth opportunities, including recent approval in Canada. The existing approvals also provide the potential for additional approvals in other territories.

Clenpiq:

Clenpiq is a ready-to-drink, low-volume bowel preparation on the U.S. market. In 2025, it delivered $20.6 million in net sales, with minimal promotion under Ferring. Colonoscopy is the cornerstone of GI practice, with more than 15 million colonoscopies performed in the U.S. annually6. This number is rising, with follow-up needed after noninvasive screening tests that yield a positive result, an aging population, and guidelines that recommend testing at age 45 instead of age 50, contributing to an increased need for colonoscopy.

Bowel preparation quality drives outcomes and cost, but it is not a pleasant process and is often poorly performed – driving the need for repeated procedures. As such the benefits of a simplified, ready-to-drink, low-volume bowel preparation are evident. Clenpiq has broad commercial and government payer coverage making its benefits readily accessible to patients: More than 108 million lives (63%) with unrestricted (no prior approval) have commercial coverage, including 57 million (33%) with preferred position. 23 million lives (41%) of Medicare Part D lives have unrestricted access to Clenpiq, including 12 million (21%) lives with preferred position5.

Focused and advanced R&D pipeline – first half of 2026 highlights:

●	Opaganib granted U.S. Food and Drug Administration (FDA) rare pediatric disease designation for neuroblastoma, the most prevalent cancer in infants, providing potential for an accompanying Priority Review Voucher (PRV)
●	New preclinical data showed positive effects of opaganib as potential add-on therapy in models of neuroblastoma (NB) and triple-negative breast cancer (TNBC). Two sets of data presented at the 2026 American Association for Cancer Research (AACR) Annual Meeting indicate that:
o	Opaganib may enhance the therapeutic efficacy of the oxaliplatin + doxorubicin (OXDOX) chemotherapy combination in high-risk NB by directly destabilizing n-Myc, a key oncogenic driver of neuroblastoma and other solid tumors, through increased ceremide production enhancing programmed cell death (apoptosis) in cancer cells[7]
o	Pre-treatment with opaganib, followed by low-dose diABZI treatment, potentiated the downstream STING-mediated effects and may augment anti-tumor immunity in TNBC, which has the poorest prognosis of the breast cancer subtypes[8]
o	Opaganib Ebola (Bundibugyo, BDBV) development next steps and potential partnership discussions ongoing with African Medicines Agency, Ugandan Ministry of Health and Mbarara University of Science and Technology (MUST), alongside liaison with the Democratic Republic of Congo (DRC) Scientific Advisory Committee
●	In Crohn’s disease, new RHB-204 in vitro data, from both spot and phage assays, demonstrated comparable MAP killing to RHB-104[9]. RHB-204 achieved these results with lower doses of key active ingredients enhancing potential for reduced toxicity and side effects, supporting an innovative FDA-aligned Phase 2-ready study design allowing for a smaller sample size, lower study costs and faster time to completion

Financial results for the six months ended June 30, 2026 (Unaudited)10

Following the transfer of the Talicia commercial operations to Talicia Holding Inc. (“THI”) in October 2025, Talicia’s operations are presented as “discontinued operations” in RedHill’s financial statements. The comparison below is therefore presented on a continuing operations basis, with first half of 2025 comparative figures re-presented on the same basis. RedHill’s ongoing economic participation in the Talicia franchise during the period is reflected separately as its share of loss of the joint venture. RedHill sold its entire 70% interest in THI to Apotex in August 2026.

Net Revenues: No revenues were recognized in the first half of 2026, compared to $0.3 million in the first half of 2025, which was generated from the Hyloris license agreement for RHB-102 (Bekinda®).

Research and Development Expenses for the first half of 2026 were $1.0 million, unchanged from the first half of 2025. During the first half of 2026, the Company continued preclinical work related to RHB-204 and opaganib in Ebola.

General, Administrative and Business Development Expenses for the first half of 2026 were $2.5 million, compared to $2.7 million for the first half of 2025. The decrease was primarily attributable to lower professional services expenses and the allocation of certain costs to THI following the transfer of Talicia commercial operations.

Share of Loss of Joint Venture for the first half of 2026 was $0.7 million, representing RedHill’s share of THI’s net loss for the period. THI recorded net revenues of $1.3 million and a net loss of $1.0 million for the first half of 2026.

Operating Loss for the first half of 2026 was $4.1 million, compared to $3.4 million for the first half of 2025. The increase was mainly attributable to the share of THI’s loss and the absence of license revenues in the first half of 2026, partially offset by lower general, administrative and business development expenses.

Financial Expenses, net for the first half of 2026 were $1.6 million, compared to Financial Income, net of $0.5 million for the first half of 2025. Financial expenses in the first half of 2026 mainly reflected warrant-related issuance costs and fair value adjustments on derivative financial instruments.

Net Loss from Continuing Operations for the first half of 2026 was $5.7 million, compared to $2.9 million for the first half of 2025. The increase was mainly attributable to the share of THI’s loss and higher net financial expenses, partially offset by lower general, administrative and business development expenses.

Net Loss from Discontinued Operations for the first half of 2026 was $0.4 million, compared to $1.2 million for the first half of 2025. The decrease was primarily attributable to the transfer of the Talicia commercial operations to THI.

Net Loss for the first half of 2026 was $6.1 million, compared to $4.1 million for the first half of 2025.

Total Assets as of June 30, 2026, were $26.3 million, compared to $25.3 million as of December 31, 2025. The increase was mainly attributable to higher cash and other receivables, partially offset by a decrease in the investment in THI.

Total Liabilities as of June 30, 2026, were $27.4 million, compared to $21.1 million as of December 31, 2025. The increase primarily reflected derivative liabilities associated with the June 2026 private placement and higher accrued expenses and other liabilities.

Net Cash Used in Operating Activities for the first half of 2026 was $4.6 million, compared to $5.0 million for the first half of 2025.

Net Cash Provided by Financing Activities for the first half of 2026 was $5.4 million, primarily reflecting net proceeds from the June 2026 private placement, compared to $3.3 million for the first half of 2025, primarily generated through the Company’s equity offerings11.

Cash Balance as of June 30, 2026, was $5.3 million12.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a U.S. specialty biopharmaceutical company primarily focused on the development and commercialization of proprietary drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the FDA-approved gastrointestinal therapies Rebyota®, for the prevention of recurrent C. diff infection (rCDI), and the bowel preparation treatment, Clenpiq®. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anti-inflammatory, antiviral, metabolic and anticancer activity, targeting multiple indications with a track record of U.S. government and academic collaborations intended for medical countermeasure development including for EVD, radiation exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and an ongoing Phase 2 study in prostate cancer in combination with darolutamide; (ii) RHB-102 (Bekinda), with a Phase 2-ready proof-of-concept study for GLP-1/GIP receptor agonist-associated GI intolerance, positive results from a first U.S. Phase 3 study for acute gastroenteritis and gastritis, positive results from a U.S. Phase 2 study for IBS-D and potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting. RHB-102 is partnered with Hyloris Pharmaceuticals (EBR: HYL) for worldwide development and commercialization outside North America; (iii) RHB-204, a next-generation optimized formulation of RHB-104, with a Phase 2-ready study for Crohn’s disease (based on RHB-104’s positive U.S. Phase 3 Crohn’s disease study results); and (iv) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, including COVID-19 and influenza and also targeting multiple cancer and inflammatory gastrointestinal diseases.

More information about the Company is available at: www.redhillbio.com and X.com/RedHillBio

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and include, among others, statements regarding the expected benefits of the acquisition of commercialization rights to Rebyota and Clenpiq, the anticipated commercial growth and cash contribution from these products, the potential to receive an FDA priority review voucher for opaganib; expectations regarding market share growth, demand, anticipated payer coverage, the Company’s strategic repositioning and path to operational profitability, potential use of milestone and royalty payments, progress in R&D development projects and the Company’s ability to successfully commercialize Rebyota and Clenpiq. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the acquisition of commercialization rights for Rebyota® and Clenpiq does not result in the planned commercial growth; the risk that opaganib is not accepted into Ebola virus disease control programs, or if accepted, that it does not demonstrate efficacy; the risk that development of RHB-204 for Crohn’s disease may not be completed, or if completed may not be approved or may not achieve commercial success; the risk that opaganib is not effective against the indications for which we develop our products; the risk that RHB-102 (Bekinda) does not effectively reduce GLP-1/GIP-related nausea, vomiting and diarrhea; the risk regarding the Company’s ability to regain and maintain compliance with Nasdaq’s listing requirements, including  the minimum bid price requirement; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that the Company will not receive future milestone payments under its existing agreements or that they will be less than anticipated; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for its programs; the risk that the Company’s development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the Company’s ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (vii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (viii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (ix) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (x) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xi) the Company’s ability to collect on its judgement against Kukbo; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company’s Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2026. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
adi@redhillbio.com

Category: Financials

1 Akorful RAA, Odoom A, Awere-Duodu A, Donkor ES. The Global Burden of Clostridioides difficile Infections, 2016-2024: A Systematic Review and Meta-Analysis. Infect Dis Rep. 2025 Apr 14;17(2):31. doi: 10.3390/idr17020031. PMID: 40277958; PMCID: PMC12026862.

2 Lessa FC, Mu Y, Bamberg WM, Beldavs ZG, Dumyati GK, Dunn JR, Farley MM, Holzbauer SM, Meek JI, Phipps EC, Wilson LE, Winston LG, Cohen JA, Limbago BM, Fridkin SK, Gerding DN, McDonald LC. Burden of Clostridium difficile infection in the United States. N Engl J Med. 2015 Feb 26;372(9):825-34. doi: 10.1056/NEJMoa1408913. PMID: 25714160; PMCID: PMC10966662.

3 Feuerstadt P, Theriault N, Tillotson G. The burden of CDI in the United States: a multifactorial challenge. BMC Infect Dis. 2023 Mar 7;23(1):132. doi: 10.1186/s12879-023-08096-0. PMID: 36882700; PMCID: PMC9990004.

4 Khanna S, Assi M, Lee C, et al. Efficacy and safety of RBX2660 in PUNCH CD3, a phase III, randomized, double-blind, placebo-controlled trial with a Bayesian primary analysis for the prevention of recurrent Clostridioides difficile infection. Drugs. 2022;82(15):1527-1538. doi:10.1007/s40265-022-01797-x.

5 Data on file. Ferring Pharmaceuticals

6 MarketScan Commercial Claims and Encounters and Medicare Supplemental database

7 Abstract 7879: Opaganib in combination with oxaliplatin and doxorubicin as a novel salvage therapy for relapsed/refractory high-risk neuroblastoma. Jeremy Hengst, Mohammad Haque, Muhammad Younis, Thussenthan Walter Angelo, Anna Bourne, Katherine McClain, Meenakshi Shukla, Jonathan Lerch, Tarlan Arjmandi, Eric Cochran, Lynn Maines, Charles D. Smith, Vladimir S. Spiegelman, Jacqueline M. Kraveka, Giselle L. Saulnier Sholler. Cancer Res (2026) 86 (7_Supplement): 7879. https://doi.org/10.1158/1538-7445.AM2026-7879

8 Abstract 4323: The SPHK2 inhibitor opaganib potentiates tumor-intrinsic STING activation in triple-negative breast cancer in vitro. Colette R. Worcester, Amrita Mitra, Harsh B. Pathak, Shane R. Stecklein. Cancer Res (2026) 86 (7_Supplement): 4323. https://doi.org/10.1158/1538-7445.AM2026-4323 Published: 03 April 2026

9 Data on file

10 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

11 As of September 30, 2026, the Company had 8,887,684 ADSs outstanding (equivalent to 88,876,841,000 ordinary shares of the Company of no par value).

12 Including cash, cash equivalents, short-term bank deposits and restricted cash.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six Months Ended
	June 30,
	2026	2025
	U.S. dollars in thousands
REVENUES	—	286
RESEARCH AND DEVELOPMENT EXPENSES	965	964
GENERAL, ADMINISTRATIVE, BUSINESS AND DEVELOPMENT EXPENSES	2,511	2,715
SHARE OF LOSS OF JOINT VENTURE	655	—
OPERATING LOSS	(4,131)	(3,393)
FINANCIAL INCOME	20	1,307
FINANCIAL EXPENSES	1,610	849
FINANCIAL INCOME (EXPENSES), net	(1,590)	458
LOSS FROM CONTINUING OPERATIONS	(5,721)	(2,935)
LOSS FROM DISCONTINUED OPERATIONS	(381)	(1,198)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(6,102)	(4,133)
LOSS PER ORDINARY SHARE FROM CONTINUING OPERATION, basic and diluted (U.S. dollars)	(0.00)	(0.00)
LOSS PER ORDINARY SHARE FROM DISCONTINUED OPERATION, basic and diluted (U.S. dollars)	(0.00)	(0.00)

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2026	2025
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5,159	3,971
Trade receivables	—	79
Prepaid expenses and other receivables	3,415	2,478
	8,574	6,528
NON-CURRENT ASSETS:
Restricted cash	99	169
Trade receivables	210	201
Fixed assets	52	49
Right-of-use assets	927	1,057
Intangible assets	5,291	5,291
Investment in a joint venture	11,121	12,050
	17,700	18,817
TOTAL ASSETS	26,274	25,345

CURRENT LIABILITIES:
Accounts payable	584	731
Lease liabilities	216	170
Allowance for deductions from revenue	5,622	6,304
Derivative financial instruments	6,469	—
Accrued expenses and other current liabilities	12,670	12,016
	25,561	19,221

NON-CURRENT LIABILITIES:
Lease liabilities	859	900
Other non-current liabilities	433	456
Royalty obligation	500	500
	1,792	1,856
TOTAL LIABILITIES	27,353	21,077

EQUITY (CAPITAL DEFICIENCY):
Ordinary shares	181,078	147,641
Additional paid-in capital	237,007	270,382
Accumulated deficit	(419,164)	(413,755)
TOTAL EQUITY (CAPITAL DEFICIENCY)	(1,079)	4,268
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	26,274	25,345

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2026	2025
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Loss	(6,102)	(4,133)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	304	297
Depreciation	141	152
Amortization of intangible assets	—	16
Share of loss of joint venture	655	—
Fair value (gains) losses on derivative financial instruments and recognition of day 1 loss	478	(1,269)
Issuance costs in respect of warrants and equity line of credit	952	518
Exchange differences and revaluation of bank deposits	76	26
	2,606	(260)
Changes in assets and liability items:
Decrease (increase) in trade receivables	70	(2,811)
Decrease (increase) in prepaid expenses and other receivables	(937)	94
Decrease in inventories	—	482
Decrease in accounts payable	(148)	(333)
Increase in accrued expenses and other liabilities	631	693
Increase (decrease) in allowance for deductions from revenue	(682)	1,253
	(1,066)	(622)
Net cash used in operating activities	(4,562)	(5,015)
Net cash used in operating activities from discontinued operation	(699)	(1,725)
Net cash used in operating activities from continuing operation	(3,863)	(3,290)
INVESTING ACTIVITIES:
Purchase of fixed assets	(14)	(4)
Collection of receivable from joint venture	304	—
Change in investment in non current bank deposits	82	—
Net cash provided by (used in) investing activities	372	(4)
Net cash provided by investing activities from discontinued operation	—	—
Net cash (used in) provided by investing activities from continuing operation	372	(4)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	5,460	3,448
Payment of principal with respect to lease liabilities	(81)	(189)
Net cash provided by financing activities	5,379	3,259
Net cash provided by financing activities from discontinued operation	—	—
Net cash provided by financing activities from continuing operation	5,379	3,259
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,189	(1,760)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(1)	9
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,971	4,617
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,159	2,866
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	49	89
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	50	10